601 Lexington Avenue New York, New York 10022

Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

June 24, 2014

Via EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Townsquare Media, LLC Registration Statement on Form S-1 Filed on June 24, 2014 File No. 333-197002

Dear Mr. Spirgel:

On behalf of Townsquare Media, LLC, a Delaware limited liability company (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 19, 2014, to Stuart Rosenstein, Executive Vice President, Chief Financial Officer and Secretary of the Company, with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (File No. 377-00602) (the “Draft Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a complete copy of the Company’s Registration Statement on Form S-1 (File No. 333-197002) (the “Registration Statement”), which reflects these revisions and updates and clarifies certain other information.

Prospectus Cover Page

1.	Staff’s Comment: Please disclose that there will be three classes of authorized common stock outstanding, Class A, Class B and Class C common stock. Briefly describe the

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

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different rights between the three classes. If holders of the outstanding Class B common stock, which has ten votes per share, will have voting control over the company, so state and identify the holders with control.

Response: The Company acknowledges the Staff’s comment and has revised the prospectus cover page to disclose the three classes of stock and the differences between the class and to identify the holder of the outstanding Class B common stock.

Prospectus Summary, page 1

2.	Staff’s Comment: Per comment 5 of our comment letter dated June 4, 2014, please continue to balance and shorten your summary disclosure, remove repetitive disclosure, and avoid drafting it as a marketing document. For example, please remove the following subsections from your prospectus summary as they are more appropriate for disclosure in the Business section where they can be discussed in more detail with more context: “Operating Strategy” on page 9, and “Acquisition Strategy” on page 11. Furthermore, shorten the information about your “Competitive Strengths” by highlighting the information about your emphasis on local markets in clear, concise language and avoiding repetition. These are just examples.

Response:  The Company acknowledges the Staff’s comment and has revised the summary to balance and shorten the summary disclosure, including modifying the subsections identified in the Staff’s comment.

3.	Staff’s Comment: We note your response to comment 9. We continue to believe that a brief, concise summary of your recent acquisition activity is appropriate in your prospectus summary. As an example, we note the summary you provide on page 50 of your MD&A. In addition, please disclose your net revenue, net income and EBITDA for the year ended December 31, 2012.

Response:   The Company acknowledges the Staff’s comment and has revised the disclosure on page 1 to include financial metrics for the year ended December 31, 2012 and on page 11 to include a summary of recent acquisition activity.

4.	Staff’s Comment: We note your revised disclosure on page 33 regarding the ownership of Oaktree and the FiveWire Holders following the offering. Please revise your summary to discuss Oaktree’s continued participation following the offering, including its board ownership. In addition, please discuss management’s investments in connection with this offering. This disclosure should address the different voting rights of the Class A, Class B and Class C shares.

June 24, 2014

Response:   The Company acknowledges the Staff’s comment and has revised the disclosure on page 12 to include additional detail regarding the ownership of Oaktree and FiveWire Holders and discuss Oaktree and Management’s participation and investments in connection with the offering.

National Digital Assets, page 4

5.	Staff’s Comment: We note your response to comment 13. Please provide an indication of the amount of revenues you receive under your revenue-sharing arrangements as compared to your owned and operated websites.

Response:   The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 to indicate the amount of revenues under revenue-sharing arrangements as compared to owned and operated websites.

6.	Staff’s Comment: We note your statement that the “digital properties we represent, together with our owned and operated national websites, generate more monthly unique visitors than Vevo and Spotify combined.” Based on your disclosure, it appears that the vast majority of these unique visitors were generated by over 150 third-party websites. Please revise your disclosure to clearly differentiate between your owned and operated websites and your third-party advertising services. Moreover, please disclose whether Vevo and Spotify represent the next largest digital advertising networks focused on music content. If not, please tell us why you believe this comparison is relevant to investors.

Response:   The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 to clearly differentiate between its owned and operated websites and its affiliates’ and the next largest digital advertising networks.

Monetization of Our Audience Relationships, page 7

7.	Staff’s Comment: We note your disclosure providing revenue per listener on a pro forma basis. Please disclose revenue per listener on an as-reported basis as well.

Response:   The Company acknowledges the Staff’s comment and has revised the disclosure on page 7 to include revenue per listener on an as reported basis as well.

Reliable and Substantial Cash Flow Generation, page 9

8.	Staff’s Comment: We note your response to comment 15. Please explain why you are disclosing the percentage that capital expenditures and cash taxes represents of Pro Forma Adjusted EBITDA to illustrate your cash flow. In this regard, we note that you use

June 24, 2014

Pro Forma Adjusted EBITDA to evaluate your operating performance, and it excludes capital expenditures and cash taxes.

Response:   As described in more detail in the sections of the Registration Statement entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” and “The Transactions,” in November, 2013, the Company completed two large acquisitions, one in which it acquired 50 radio stations from Cumulus Media, Inc. for approximately $235.9 million in cash, net of closing adjustments (the “Cumulus II Acquisition”), and another in which it acquired 11 radio stations from Peak II Holding, LLC for approximately $33.9 million and equity interests in the Company (the “Peak Acquisition”). The Company respectfully advises the Staff that, due to the significance of the Cumulus II Acquisition and the Peak Acquisition to the Company, it believes that it is important to provide data with respect to its cash flows that is adjusted for the effects of these transactions. The Company would not be able to appropriately adjust its cash flows from operating activities for the effects of these transactions, and, therefore, the Company believes that investors are better served by comparing its capital expenditures and cash taxes to Adjusted EBITDA excluding duplicative corporate expenses (as the Company now uses such term in the Registration Statement). In addition, because Adjusted EBITDA excluding duplicative corporate expenses is not adjusted to remove capital expenditures or cash taxes, the Company believes that it is the most appropriate measure to use to demonstrate the Company’s ability to fund such expenses.

9.	Staff’s Comment: To provide context, please disclose your net cash provided by operating activities for the year ended December 31, 2013.

Response:   The Company respectfully advises the Staff that it it does not believe that disclosing net cash provided by operating activities for the year ended December 31, 2013 is helpful to investors in this context. As described in more detail in the sections of the Registration Statement entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” and “The Transactions,” in November, 2013, the Company completed the Cumulus II Acquisition and Peak Acquisition. As a result of these transactions, the Company’s net cash from operating activities significantly increased, and it therefore does not believe that its net cash from operating activities for the year ended December 31, 2013, which only includes approximately 7 weeks of the operations of the newly-acquired radio stations, is indicative of the cash flows it is likely to experience going forward.

Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data, page 17

10.	Staff’s Comment: We note your response to comment 19. Please reconcile “Free cash flow” to cash flows from operating activities instead of “Adjusted EBITDA.” In addition, please refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

June 24, 2014

Response:   The Company respectfully advises the Staff that, due to the significance of the Cumulus II Acquisition and the Peak Acquisition to the Company, it believes that it is important to disclose to investors Free Cash Flow adjusted for the effects of these transactions. The Company would not be able to appropriately reconcile Free Cash Flow to cash flows from operating activities and adjust for the effects of these transactions, and the Company would be forced to not adjust for the transactions. Therefore, the Company believes that investors are better served by retaining the reconciliation of Free Cash Flow to Adjusted EBITDA currently in the Registration Statement.

11.	Staff’s Comment: Refer to “Pro Forma Adjusted EBITDA.” Please revise the title since it does not appear that such non-GAAP measure is prepared and presented in accordance with Article 11 of Regulation S-X.

Response:   The Company acknowledges the Staff’s comment and has revised the disclosure on page 17 and elsewhere as appropriate to revise “Pro Forma Adjusted EBITDA” to “Adjusted EBITDA excluding duplicative corporate expenses.”

Risk Factors, page 20

Our substantial indebtedness could have an adverse impact on us, page 30

12.	Staff’s Comment: In response to comment 22, you disclose your annual debt service requirements as a percentage of Pro Forma Adjusted EBITDA, a measure that excludes interest expense. Instead, please disclose your annual debt service requirements as a percentage of net cash from operating activities.

Response:   The Company respectfully advises the Staff that, due to the significance of the Cumulus II Acquisition and Peak Acquisition to the Company, it believes it is important to reflect the effects of these transactions when describing its capacity to fund its annual debt service requirements. If the Company were to compare its annual debt service requirements to net cash from operating activities, as discussed above, it would not be able to reflect the effects of these transactions, and the Company believes such a presentation would fail to accurately present its current ability to fund its debt service requirements. As a result, the Company believes investors are better served by the Company retaining the comparison of its annual debt service requirements to Adjusted EBITDA excluding duplicative corporate expenses (as the Company now uses such term in the Registration Statement).

Unaudited Pro Forma Condensed Consolidated Financial Information, page 47

13.	Staff’s Comment: We have considered your response to comment 25 and it remains unclear how your pro forma adjustment to historical interest expense complies with Rules

June 24, 2014

11-02(b)(6)(i),(ii) and (iii) of Regulation S-X. According to the preamble for the pro forma presentation the purpose of the presentation is to give pro forma effect to the “Transactions”, certain identified acquisitions and divestitures and related financings. As such “giving [pro forma] effect to the use of proceeds from [the proposed] offering to pay down [the Company’s] term loans” does not appear to meet the three criteria of Rule 11-02(b)(6). Such an interest expense reduction does not appear to be directly related to the “Transactions”: certain identified acquisitions, divestitures and related financings. Neither does such an interest expense reduction appear to be factually supportable or of continuing impact. Please either revise or explain for us how this pro forma adjustment meets all three of the criteria of Rule 11-02(b)(6) of Regulation S-X.

Response:   In response to the Staff’s comment, the Company has revised the preamble of the pro forma presentation to clarify that the purpose of the presentation is also to give effect to the proposed offering and the use of proceeds therefrom.  In addition, the Company has revised the presentation of its Unaudited Pro Forma Condensed Consolidated Income Statement for the year ended December 31, 2013, to separate the adjustments related to the proposed offering from those related to the Transactions, and to provide values that are pro forma for the Transactions alone and pro forma for the offering. As a result of the revised presentation format, the Company believes its presentation of pro forma adjustments for the Transactions meet the criteria of Rule 11-02(b)(6) of Regulation S-X as the debt incurred was (i) directly attributable to the Transactions, because it was incurred to finance the Transactions, (ii) factually supportable, because the Transactions actually occurred and the debt was documented via the respective credit facilities and indentures, and (iii) of continuing impact because the Company continued to have payment obligations under the respective debt agreements.  The Company believes its presentation of pro forma adjustments for the offering and the use of proceeds therefrom are permitted by virtue of Section 3220.1 of the Commission’s Division of Corporation Finance Financial Reporting Manual, which permits the reflection of the receipt and application of offering proceeds in limited circumstances, including in the case of a firm commitment from an underwriter, which will exist in this offering upon execution of the related underwriting agreement.

14.	Staff’s Comment: Similarly, it appears as though a pro forma interest expense reduction related to the $265.0 million of original Unsecured Senior Notes is unwarranted because it is not directly related to the “Transactions” and it is already reflected in the historical operating results of the Company. Please either revise or explain for us how this pro forma adjustment meets all three of the criteria of Rule 11-02(b)(6) of Regulation S-X.

Response:   In response to the Staff’s comment, the Company has removed the pro forma interest expense adjustment related to the $265.0 million of original Unsecured Senior Notes.

15.	Staff’s Comment: It appears to us that the pro forma additions to interest expense for the $145.9 million of add-on Unsecured Senior Notes and the $73.9 million Senior Secured Credit Facility are calculated to reflect a full twelve months of interest expense. Please revise these pro forma adjustments to reflect pro forma interest expense for these financings from the beginning of the year presented, January 1, 2013, to the date when such transactions were included in the historical results of operation.

June 24, 2014

Response:   In response to the Staff’s comment, the Company has revised the referenced pro forma adjustments to more clearly depict that interest expense for the $145.9 million of add-on Unsecured Senior Notes and the $73.9 million Senior Secured Credit Facility has been included from the beginning of January 1, 2013 to the date when the transactions were included in the Company’s historical results of operation. Please note that the referenced amount of $73.9 million outstanding under the Senior Secured Credit Facility represents the amount of Term Loan debt that will be outstanding after giving effect to the offering and the use of a certain portion of the proceeds, along with cash on hand, to pay down such debt.

16.	Staff’s Comment: We note that your response to comment 25 that the Company calculated its 0.15% one month LIBOR rate based upon rates for 2014. Please revise to reflect the historical LIBOR to the period in 2013 covered by the pro forma adjustment.

Response:   In response to the Staff’s comment, the Company has revised the calculation of its 0.15% one month LIBOR rate to reflect the historical LIBOR to the period in 2013 covered by the pro forma adjustment.

17.	Staff’s Comment: Further, please either omit the pro forma interest reductions related to the Boise and Cumulus II acquisition or explain for us how these and the pro forma adjustment related to amortization deferred financing cost and bond premium received each meet all of the criteria of Rule 11-02(b)(6) of Regulation S-X.

Response:   The Company respectfully advises the Staff that consistent with the revised presentation of the Transaction proforma adjustments described in its response to Staff Comment 13, the removal of the historical interest expense of the acquired businesses and the replacement with interest from acquisition indebtedness from the beginning of the year is consistent with the criteria of Rule 11-02(b)(6), as the relevant debt was (i) directly attributable to the Transactions, because the historical debt was not assumed in the Transactions and the acquisition indebtedness was incurred to finance the Transactions, (ii), factually supportable, because the Transactions actually occurred and the debt was documented via the respective credit facilities and indentures, and (i) of continuing impact because the Company continued to have payment obligations under the respective debt agreements relating to the acquisition indebtedness, and did not assume any obligations for the historical indebtedness. Likewise, the additional amortization of deferred financing cost and bond premium directly related to the acquisition indebtedness is also being reflected from the beginning of the year, and is consistent with the criteria of Regulation S-X Rule 11-02(b)(6) for the reasons set forth directly above with respect to the interest expense adjustment.

Use of Proceeds, page 40

18.	Staff’s Comment: We note your intent to use a portion of the proceeds to repay your outstanding 10% Senior PIK Notes due 2019 and a portion of the outstanding term loans under your Senior Secured Credit Facility. Pursuant to Instruction 4 to Item 504 of Regulation S-K, please describe the use of proceeds from such indebtedness to the extent it has been incurred within the last year.

June 24, 2014

Response:   The Company acknowledges the Staff’s comment and has revised the disclosure on page 40 to disclose the use of proceeds from the Company’s 10% Senior PIK Notes due 2019 and a portion of the outstanding term loans under its Senior Secured Credit Facility.

Management’s Discussion and Analysis of Financial Condition…, page 50

19.	Staff’s Comment: Please revise your overview to address the potential impact of the difference in ad rates between advertising on terrestrial radio and online and mobile advertising on your performance and results of operation.

Response:   The Company acknowledges the Staff’s comment and has revised the disclosure on page 51 to discuss the potential impact of the difference in ad rates between advertising on terrestrial radio and online and mobile advertising.

Liquidity and Capital Resources, page 62

20.	Staff’s Comment: Please provide a detailed and quantified discussion of the changes to your liquidity and capital resources as a result of the anticipated use of the offering proceeds. Discuss and quantify how your debt service and other obligations will change upon the repayment of certain indebtedness with the offering proceeds.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 64 to provide a detailed and quantified discussion of the changes to its liquidity and capital resources as a result of the anticipated use of the offering proceeds.

21.	Staff’s Comment: Please disclose the percentage of your cash flows from operations that must be dedicated to debt service, both principal and interest.

Response: The Company respectfully advises the Staff that, due to the significance of the Cumulus II Acquisition and Peak Acquisition to the Company, it believes it is important to reflect the effects of these transactions when describing its capacity to fund its annual debt service requirements. If the Company were to compare its annual debt service requirements to net cash from operating activities, as discussed above, it would not be able to reflect the effects of these transactions, and the Company believes such a presentation would fail to accurately present its current ability to fund its debt service requirements. As a result, the Company believes investors are better served by the Company providing a comparison of its annual debt service requirements to Adjusted EBITDA excluding duplicative corporate expenses (as the Company now uses such term in the Registration Statement).

June 24, 2014

Business, page 69

Transactions, page 97

22.	Staff’s Comment: Please revise your disclosure to quantify the purchase price for each transaction, including the value of assumed debt, if any. Also, disclose any debt you incurred to pay for the acquisitions.

Response:   The Company acknowledges the Staff’s comment and has revised the disclosure on pages 97 and 98 to disclose the purchase price for each transaction, including the value of any assumed debt, and any debt the Company incurred to pay for the acquisitions.

Financial Statements

Legal Costs, page F-15

23.	Staff’s Comment: It appears from the revisions made in response to comment 34 that the accrual and subsequent reversal of legal costs of lawsuits had a material impact on your results of operations. Please disclose the methods of applying this accounting policy in accordance with ASC 450-20-S99-2.

Response:   The Company respectfully advises the Staff that in the case of the Brill litigation and related accrual, there were six various distinct stages of the defense process that the Company estimated costs for and identified time to track to incurred costs related to those estimates: elapsed time from initiation of the suit through (i) motion practice, (ii) discovery, (iii) depositions, (iv) motion for summary judgment, (v) trial and (vi) appeals process. The Company’s estimated costs were on track with these stages until the Company succeeded on its motion for summary judgment and all claims against the Company were dismissed. The Company believes this summary judgment ruling was extremely unusual and it was not expected. Upon succeeding on the motion for summary judgment, the Company determined that the utilization of the remainder of the accrual was not likely.

Note 3. Business Acquisitions, page F-17

24.	Staff’s Comment: As previously requested in comment 35, please tell us and disclose how you determined the value of the equity instruments issued as consideration in the Double O acquisition. Tell us and disclose the valuation methodology and the nature of the material assumptions involved. Tell us and disclose the extent to which the estimates were considered highly complex and subjective.

June 24, 2014

Response:   The Company acknowledges the Staff’s comment and has revised the disclosure on page F-17 to provide a discussion of the methodology used to value the equity instruments issued as consideration in the Double O acquisition.

25.	Staff’s Comment: We note that the first paragraph of page F-19 discloses that multiples of Contribution were used to determine the value of Class A Common Units and Class A Preferred Units of Townsquare Media LLC (“or warrants to purchase the same”) exchanged as consideration for your acquisitions of Peak II Holding, LLC (Peak). Tell us and disclose the nature of the material assumptions involved and the extent to which the estimates are considered highly complex and subjective.

Response:   The Company acknowledges the Staff’s comment and has revised the disclosure on page F-19 to provide a discussion of the methodology used to value the equity instruments issued as consideration in the Peak acquisition.

26.	Staff’s Comment: Similarly, we considered your response to comment 36 and the revised disclosure in the revised fifth paragraph of page F-17 and the second paragraph of page F-20. Tell us and disclose the nature of the material assumptions involved and the extent to which the estimates are considered highly complex and subjective.

Response:   The Company acknowledges the Staff’s comment and has revised the disclosures on pages F-17, F-21, F-41 and F-43 to provide a discussion of the methodology used to value the non-monetary assets that were part of the consideration in the Cumulus I acquisition and the Cumulus asset exchange, respectively.

27.	Staff’s Comment: Please expand your disclosures to identify the accounting policies and material assumptions used to determine the value of the warrants to purchase common and preferred warrants such as those exchanged in the Double O and Peak II Holding, LLC (Peak) acquisitions.

Response:   The Company acknowledges the Staff’s comment and has revised the disclosures on pages F-17 and F-19 to provide a discussion of the methodology used to value the warrants exchanged in the Double O and Peak acquisitions.

In valuing the equity securities underlying the warrants that were part of the consideration transferred, we utilized the acquisition date fair value measured in accordance with the principles of ASC Topic 820 which reflects fair value measured from the perspective of a market participant that holds the equity securities as an asset. The valuation methodology used an income approach which took into account the pro forma contribution for the trailing twelve months and applying a market participant multiple selected from a range of multiples observed for comparable companies  to determine an enterprise value. Enterprise value was adjusted for cash on hand, and indebtedness to determine the equity value. The selection of the multiple used required significant judgment. The warrants carry substantially the same rights and interests as the underlying equity securities (including, without limitation, rights to distributions) other than voting rights, and are exercisable at the option of the holder for the underlying securities with payment of only a de minimis exercise price.  As a result, the warrants are ascribed the same valuation as the underlying equity securities.

June 24, 2014

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Christopher Kitchen at (212) 446-4988.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, Esq.

cc:	Mr. Stuart Rosenstein